[GTC TELECOM CORP. LETTERHEAD]
                                                    September 22, 1999


Dear Rebecca:


This letter confirms our understanding that you are to be issued 23,500 shares of GTC Telecom common stock with registration rights. These shares are issued to you, in lieu of cash, as payment against $94,000 for services rendered relating to the establishment of our gtcinternet, gtczone and gtcmail websites and other activities.

Please sign this letter confirming your understanding of the agreement.

Sincerely,




Eric Clemons
/s/ Eric Clemons                            /s/ Rebecca Raff
COO                                         Rebecca Raff
GTC Telecom